"Exemptions No. 82-3998"

# Notice to the Oslo Stock Exchange

RECEIVED
2008 JUN -2 P 1:27

ORKLA

SUPPL

www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

## Corporate Assembly meeting

Orkla's Corporate Assembly held a meeting on 22 May 2008.

Peter Ruzicka and Kristin Skogen Lund were elected as new members of the Board of Directors.

Stein Erik Hagen, Svein S. Jacobsen, Åse Aulie Michelet, Bjørg Ven and Lennart Jeansson were re-elected as members of the Board of Directors.

Stein Erik Hagen was re-elected as Chairman of the Board of Directors and Svein S. Jacobsen was re-elected as Deputy Chairman.

All of the above were elected/re-elected for a period of one year, until the first meeting of the Corporate Assembly after the annual general meeting in 2009.

The Board of directors of Orkla ASA now consist of the following shareholder-elected members:

Stein Erik Hagen (Chairman of the Board)
Svein S. Jacobsen (Deputy Chairman )
Åse Aulie Michelet
Bjørg Ven
Lennart Jeansson
Peter Ruzicka
Kristin Skogen Lund

08002966

Orkla ASA,
Oslo 23 May 2008

PROCESSED
JUN 0 4 2008
THOMSON REUTERS

Contact person:
Knut Brundtland, Chairman of the Corporate Assembly in Orkla ASA
Phone: +47 4006 2020

# Notice to the Oslo Stock Exchange

ORKLA
www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

## Trade subject to notification – Stein Erik Hagen

Company closely associated with Stein Erik Hagen, Chairman of the Board of Orkla ASA, has on 20. May 2008 bought 300 000 shares in Orkla ASA at an average share price of NOK 76,90.

After this transaction, Stein Erik Hagen and his close associates own 239,842,000 shares in Orkla ASA, corresponding to 23.1 % of outstanding shares in Orkla.

Orkla ASA
Oslo, 20. May 2008

Contact:
Rune Helland, SVP Orkla Investor Relations,
Tel: +47 2254 4411

Lars Røsæg, Orkla Investor Relations,
Tel: +47 2254 4426

RECEIVED
2008 JUN -2 P 1:21
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

END